================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2004
                         COMMISSION FILE NUMBER: 1-14418

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)

                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [x] Form 40-F - [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes - [ ] No [x]

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-      .)

================================================================================

         This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This report on Form 6-K contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and
Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "consider", "depends", "estimate", "expect", "intend", "plan", "project" and similar expressions, or that certain events, actions or results "will", "may", "might", "should" or "could" occur, be taken or be achieved.

         Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to the following:

               o our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

               o our implementation of CDMA 1xEV/DO technology and other technologies such as W-CDMA, which is commonly referred to as third generation, or 3G, wireless technology;

               o our plans to spend approximately Won 1.7 trillion for capital expenditures in 2004 for a range of projects, including expansion and improvement of our wireless networks, investments in our Internet-related businesses and expansion of our W-CDMA network and our expected future capital expenditures on various initiatives;

               o our ability to comply with governmental rules and regulations, including Korean Ministry of Information Communication (MIC) regulations related to telecommunications providers and rules related to our status as a "market-dominating business entity" under the Fair Trade Commission of Korea's Korean Monopoly Regulation and Fair Trade Act;

               o our expectations and estimates related to: interconnection fees; tariffs charged by wireless operators; regulatory fees; operating costs and expenditures; working capital requirements; principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases; research and development expenditures; and other financial estimates;

               o the effect of the number portability system that allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number and the use of the common prefix identification system;

               o the telecommunications industry in Korea and other markets in which we do business and the effect economic, political or social conditions have on our number of subscribers, call volumes and results of operations; and

               o our plans to pay dividends in 2004, and statements related to estimates of contractual obligations and commitments, financing activities and plans and other information more specifically detailed in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

         We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading "Key Information -- Risk Factors" beginning on page 11 of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 1, 2004. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

          We must file quarterly reports with the Financial Supervisory Commission of Korea and the Korean Stock Exchange. These quarterly reports contain our unaudited, reviewed and non-consolidated financial statements as of and for the nine months ended September 30, 2003 and 2004, that are prepared in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. You should read the following discussion together with our unaudited non-consolidated financial statements included in this report.

          The financial information described below and in our unaudited non-consolidated financial statements as of December 31, 2003 and September 30, 2004 and for the nine months ended September 30, 2003 and 2004 is non-consolidated, and therefore does not reflect the results of operations of our subsidiaries other than those reflected under the equity method of accounting. While non-consolidated net income reflects the results of our consolidated subsidiaries, our other non-consolidated financial data, including operating revenue and operating income, do not. Accordingly, we believe that while there should not be any material differences between our net income on a non-consolidated basis and our net income on a consolidated basis, our other financial data, including those items noted above, may be materially different on a consolidated basis. As a result, the financial information below is not comparable with the consolidated financial information presented in our annual report on Form 20-F for the year ended December 31, 2003, filed with the United States Securities and Exchange Commission on June 1, 2004.

          Under Korean GAAP, our non-consolidated revenues accounted for approximately 92.6% and 92.7% of our consolidated revenues in the years ended December 31, 2002 and 2003, respectively, and at December 31, 2002 and 2003, our non-consolidated assets were approximately 89.4% and 96.8% of our consolidated assets and our non-consolidated current assets were approximately 66.8% and 85.0% of our consolidated current assets, respectively. We can give no assurance as to what the ratios will be for the year ending December 31, 2004. In addition, results of operations for the first nine months of 2004 may not be indicative of results of operations for the full year 2004.

          Accounting principles and their application in practice vary among countries. The following discussion and our interim non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. Accordingly, this report and the accompanying interim non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.

SELECTED FINANCIAL DATA

         The following table sets forth selected financial data derived from our interim non-consolidated financial statements as of and for the nine months ended September 30, 2004. You should read the selected non-consolidated financial data below in conjunction with our interim non-consolidated financial statements included in this report.


                                                  FOR THE NINE MONTHS
                                                  ENDED SEPTEMBER 30,
                                                 2003            2004
                                               ---------      ---------
NON-CONSOLIDATED INCOME STATEMENT DATA            (IN BILLIONS OF WON)
Operating Revenue                              W 7,039.8      W 7,218.8
  Wireless Service (1)                           6,265.2        6,572.7
  Interconnection                                  774.7          646.1

Operating Expenses                               4,651.9        5,453.6
Operating Income                                 2,387.9        1,765.2
Other Income                                       197.2          196.0
Other Expenses                                     430.9          326.8
Income Taxes                                       644.6          487.6
                                               ---------      ---------
Net Income                                     W 1,509.5      W 1,146.8
                                               =========      =========


--------
(1) Includes revenues from line leases and solution sales.



NON-CONSOLIDATED BALANCE SHEET DATA                                 AS OF            AS OF
                                                                  DECEMBER 31,    SEPTEMBER 30,
                                                                     2003             2004
                                                                 -------------    -------------
                                                                      (IN BILLIONS OF WON)
Total Current Assets                                             W    3,460.7     W    3,982.3
Total Non-Current Assets                                              9,915.3          9,904.2
Total Assets                                                         13,376.0         13,886.5
Total Current Liabilities                                             4,232.0          3,288.3
Total Long-Term Liabilities                                           3,202.1          3,849.4
Total Stockholders' Equity                                            5,941.8          6,748.8

RESULTS OF OPERATIONS

         Non-Consolidated Revenue. We earn revenue principally from initial connection fees and monthly access fees, usage charges and value-added service fees paid by subscribers to our wireless services and interconnection fees paid to us by other telecommunications operators. The amount of our revenue depends principally upon the number of wireless subscribers, the rates we charge for our services, subscriber usage of our services, and the terms of our interconnection with other telecommunications operators. Government regulation also affects our revenues.

         Non-Consolidated Operating Revenue. Our operating revenue increased by 2.5% to Won 7,218.8 billion in the nine months ended September 30, 2004 from Won 7,039.8 billion in the corresponding period in 2003. This increase was principally a result of a 4.9% increase in our wireless service revenue to Won 6,572.7 billion in the nine months ended September 30, 2004, up from Won 6,265.2 billion in the corresponding period in 2003, as a result of an increase in the number of our wireless subscribers and the average monthly revenue per subscriber, which was offset by a 16.6 % decrease in interconnection revenue due in part to the adjusted interconnect rates announced by the MIC on July 9, 2004 (described below).

         In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. Subscribers who switch operators to or from SK Telecom must purchase a new handset, as we use a different frequency than our competitors, KT Freetel and LG Telecom. In accordance with the plan published by the MIC, we were required to permit number portability first, beginning on January 1, 2004. The following number of subscribers have transferred to the service of our competitors during each month following our implementation of the number portability system:

         * Number of Subscribers Transferred to Other Operator

Month     SKT - > KTF    SKT - > LGT     KTF - > SKT     KTF - > LGT         Total
-----    ------------    ------------    ------------    ------------    ------------
 Jan          203,853         101,414              --              --         305,267

 Feb          102,282          81,594              --              --         183,876

 Mar          111,077         103,155              --              --         214,232

 Apr          139,508         122,146              --              --         261,654

 May          167,228          92,414              --              --         259,642

Month     SKT - > KTF    SKT - > LGT     KTF - > SKT     KTF - > LGT         Total
-----    ------------    ------------    ------------    ------------    ------------
 Jun          137,489          73,100              --              --         210,589

 Jul           53,611          23,116         277,751          20,504         374,982

 Aug           29,698          60,240          67,743          45,724         203,405

 Sep           90,075          49,959           5,744          42,995         188,773

 Oct           64,563          46,169          62,131          39,701         212,564

Total       1,099,384         753,307         413,369         148,924       2,414,984

         Subscribers who choose to transfer to a different wireless operator have the right to return to us without paying any penalties within 14 days of the initial transfer. KT Freetel introduced number portability beginning on July 1, 2004 and LG Telecom will be required to introduce number portability beginning on January 1, 2005. Notwithstanding our implementation of number portability on January 1, 2004, our total number of wireless subscribers increased to approximately 18.6 million as of September 30, 2004, up from approximately 18.3 million as of December 31, 2003 and 18.0 million as of September 30, 2003. We believe that the increase in the number of wireless subscribers resulted in part from our service quality and marketing efforts.

         On June 15, 2004, the Minister of Information and Communication (MIC) issued a suspension that prohibited us from acquiring new subscribers for a period of 40 days beginning on August 20, 2004. The MIC also issued suspensions to our three largest competitors that prohibited them from acquiring new subscribers for periods ranging from 20 days to 30 days. KT Freetel Co. Ltd. was issued a 30 day suspension beginning on July 21, 2004; LG Telecom Ltd. was issued a 30 day suspension beginning on June 21, 2004; and Korea Telecom was issued a 20 day suspension beginning on July 21, 2004. These suspensions resulted from MIC's determination that we violated the ban on providing subsidies to handset purchasers. During the suspensions, each company was able to continue regular business activities, including replacement of handsets, changes in user names, changes in mobile phone numbers and changes in tariff plans applicable to the existing subscribers. Because of the length and timing of our suspension relative to our competitors, we believe the suspension had a negative impact on the number of new subscribers to our services in August and September. Only 5,744 subscribers switched to our service from KT Freetel under the number portability program in September.

         On an aggregate basis, interconnection revenue decreased by 16.6% to Won 646.1 billion in the nine months ended September 30, 2004, down from Won
774.7 billion in the corresponding period in 2003. This decrease was due in part to the new adjusted interconnect rates announced by the MIC on July 9, 2004, which were applied retroactively. The new interconnect rates are as follows:

YEAR      SK TELECOM   KT FREETEL   LG TELECOM
----      ----------   ----------   ----------
2003        41.02        47.99        52.89

2004        31.81        47.66        58.55

2005        31.19        46.70        54.98

         The interconnection rates were adjusted based on the original cost of individual operators under Long Run Incremental Cost (LRIC) method and the competitive market situation in the telecommunication service industry of Korea. The LRIC method is designed to calculate costs of interconnection of individual telecommunication service providers within a network using certain models called "bottom-up" and "top-down." The LRIC method was adopted by other countries such as the United States, the United Kingdom and Japan. Assuming that the factors affecting the interconnection revenues and expenses such as call volumes and call patterns are the same as those of 2003, we estimate that the new rates will have a negative impact on our operations in this year in the amount of approximately Won 244 billion, resulting from an estimated Won 206 billion reduction in revenue and Won 38 billion increase in interconnection expenses. The Won 38 billion increase in the interconnection expenses includes the expected increase in the land-to-mobile (LM) interconnection expenses that we will have to pay to fixed-line service providers.

         Our non-consolidated average monthly revenue per subscriber (excluding interconnection revenue) increased by 0.06% to Won 39,367 in the nine months ended September 30, 2004, up from Won 39,342 in the corresponding period in 2003. The increase is principally due to increases in average monthly revenue per subscriber from wireless Internet services, which were partially offset by a decrease in average monthly revenue per subscriber from call charges and value-added services.

       Our non-consolidated average monthly revenue per subscriber from monthly fee and call charges decreased by 4.7% to Won 29,211 in the nine months ended September 30, 2004, down from Won 30,644 in the corresponding period in 2003. The decrease is primarily due to the reduction in monthly fee effective September 1, 2004.

         Our non-consolidated average monthly revenue per subscriber from wireless Internet services sales (including line lease and solution sales) increased by 34.2% to Won 7,661 in the nine months ended September 30, 2004, up from Won 5,707 in the corresponding period in 2003. Wireless Internet services sales increased by 40.7% to Won 1,279.1 billion in the nine months ended September 30, 2004 (representing 19.5% of our wireless service revenue), up from Won 908.9 billion in the corresponding period in 2003, primarily due to the increased number of subscribers who use wireless Internet-enabled handsets.

         Our non-consolidated average monthly revenue per subscriber from value-added services and other sales decreased by 26.6% to Won 1,584 in the nine months ended September 30, 2004, down from Won 2,159 in the corresponding period in 2003. Value-added services and other sales decreased by 23.1% to Won 264.5 billion in the nine months ended September 30, 2004 down from Won 343.9 billion in the corresponding period in 2003, primarily due to a decrease in caller ID rates from Won 2,000 to Won 1,000 that took effect in October 2003.

         Non-Consolidated Operating Expenses. Our operating expenses in the nine months ended September 30, 2004 increased by 17.2% to Won 5,453.6 billion compared to Won 4,651.9 billion in the corresponding period in 2003, primarily due to increases in commissions paid, depreciation and amortization expenses, labor costs, leased line expenses and miscellaneous operating expenses, which more than offset decreases in cost of goods sold and advertising expenses.

         Commissions paid to our authorized dealers increased by 30.6% to Won 2,168.6 billion in the nine months ended September 30, 2004, compared to Won 1,661.1 billion in the corresponding period in 2003, primarily due to the 4.8% increase in the average number of subscribers during the period and increases in commissions in an effort to retain existing subscribers that were affected by the number portability system introduced this year and to acquire new subscribers. We also increased our marketing activities to maintain our market leadership in 2G and 2.5G services, to promote our 3G services and to counter the effects of number portability.

         Labor costs increased by 27.5% to Won 324.4 billion in the nine months ended September 30, 2004, compared to Won 254.4 billion in the corresponding period in 2003. The increase was primarily due to an increase in performance bonuses and an increase in salaries.

         Depreciation and amortization expense increased by 8.5% to Won 1,113.4 billion in the nine months ended September 30, 2004, compared to Won 1,026.7 billion in the corresponding period in 2003. The increase in depreciation and amortization expenses was primarily due to the continued expansion of our CDMA 1xRTT network.

         Leased line expenses increased by 18.4% to Won 266.6 billion in the nine months ended September 30, 2004, up from Won 225.3 billion in the corresponding period in 2003, primarily due to higher call volumes.

         Miscellaneous operating expenses increased by 18.2% to Won 716.3 billion in the nine months ended September 30, 2004, compared to Won 606.2 billion in the corresponding period in 2003, primarily due to increases in taxes and other dues and rent expenses.

         Network interconnection expenses increased by 1.1 % to Won 613.5 billion in the nine months ended September 30, 2004, compared to Won 606.7 billion in the corresponding period in 2003, primarily due to a decrease in interconnection rates and a decrease in the level of interconnection fees that we must pay to other operators for calls using their networks, which was partially offset by the higher subscriber numbers. Mobile-to-mobile interconnection expenses increased by 20.1% to Won 464.9 billion in the nine months ended September 30, 2004, compared to Won 387.2 billion in the corresponding period in 2003. Mobile-to-land interconnection expenses decreased by 18.0% to Won 124.8 billion in the nine months ended September 30, 2004, compared to Won 152.1 billion in the corresponding period in 2003.

         Cost of goods sold decreased by 83.6% to Won 2.6 billion in the nine months ended September 30, 2004, compared to Won 16.0 billion in the corresponding period in 2003. The decrease was primarily due to a decrease in sales of wireless Internet solutions (including software, hardware and service) following the completion of our obligation to provide wireless Internet solutions to Asia Pacific Broadband Wireless Communications (APBW) at the end of 2003.

         Advertising expenses decreased by 2.9% to Won 248.3 billion in the nine months ended September 30, 2004, compared to Won 255.6 billion in the corresponding period in 2003. We reduced advertising and focused our efforts on managing our distribution network to mitigate the effect of number portability.

         Non-Consolidated Operating Income. Our operating income decreased by 26.1% to Won 1,765.2 billion in the nine months ended September 30, 2004, down from Won 2,387.9 billion in the corresponding period in 2003. Our operating income decreased principally because our operating expenses increased at a faster rate than our operating revenue, primarily due to an increase in marketing expenses as required to keep our market share under the number portability system that were introduced this year.

         Non-Consolidated Other Income. Other income, consisting primarily of equity in earnings of affiliates, interest income, dividend income, commission income and foreign exchange and translation gains, decreased by 0.6% to Won
196.0 billion in the nine months ended September 30, 2004, compared to Won 197.2 billion in the corresponding period in 2003, primarily due to decreases in commissions and other miscellaneous income, which were partially offset by an increase in equity in earnings of affiliates.

         Non-Consolidated Other Expenses. Other expenses include interest and discount expenses, loss on disposal of property, equipment and intangible assets and donations. Other expenses decreased by 24.2% to Won 326.8 billion in the nine months ended September 30, 2004, compared to Won 430.9 billion in the corresponding period in 2003. The decrease was primarily due to decreases in interest and discounts, equity in losses of affiliates and other miscellaneous expenses, which more than offset increases in loss on disposal of investment assets. As a percentage of operating revenue, other expenses decreased to 4.5% in the nine months ended September 30, 2004, from 6.1% in the corresponding period in 2003.

         Non-Consolidated Income Tax. Provision for income taxes decreased by 24.4% to Won 487.6 billion in the nine months ended September 30, 2004, from Won
644.6 billion in the corresponding period in 2003. Our effective tax rate decreased to 29.8% in the nine months ended September 30, 2004, from an effective tax rate of 29.9% in the corresponding period in 2003.

         Non-Consolidated Net Income. Principally as a result of the factors discussed above, our net income decreased by 24.0% to Won 1,146.8 billion in nine months ended September 30, 2004, down from Won 1,509.5 billion in the corresponding period in 2003, with net income as a percentage of operating revenues at 15.6% in the nine months ended September 30, 2004 as compared to 21.4% in the corresponding period in 2003.

LIQUIDITY AND CAPITAL RESOURCES

         LIQUIDITY

         We had a working capital (current assets minus current liabilities) surplus of Won 694.0 billion as of September 30, 2004 and a deficit of Won 771.3 billion as of December 31, 2003. We had cash, cash equivalents, short-term financial instruments and trading securities of Won 635.1 billion as of September 30, 2004 and Won 987.6 billion as of December 31, 2003. We had outstanding short-term borrowings of Won 490.0 billion as of September 30, 2004 and Won 728.7 billion as of December 31, 2003.

         Operating cash flow is our principal source of liquidity. Cash and cash equivalents increased by Won 26.5 billion to Won 54.9 billion at September 30, 2004, up from Won 28.4 billion at December 31, 2003.

         Net Cash Flow from Operating Activities. Our principal source of liquidity is cash flow from operations. Cash flow provided by operations was Won 1,225.7 billion in the nine month period ended September 30, 2004, compared to Won 1,819.1 billion during the same period in 2003.

         Net Cash from Investing Activities. Investing activities used cash of Won 632.1 billion in the nine month period ended September 30, 2004, compared to Won 1,066.7 billion during the same period in 2003. Cash inflows from investing activities were Won 673.1 billion in the nine month period ended September 30, 2004, compared to Won 949.1 billion during the same period in 2003, and the primary contributor to such inflows related to a decrease in trading securities of Won 440.9 billion in the nine month period ended September 30, 2004, compared to Won nil during the same period in 2003. Cash outflows for investing activities were Won 1,305.2 billion in the nine month period ended September 30, 2004, compared to Won 2,015.8 billion during the same period in 2003. The primary contributors to the overall cash outflows for investing activities were expenditures related to the acquisition of property and equipment, which were Won 879.4 billion in the nine month period ended September 30, 2004, compared to Won 851.4 billion during the same period in 2003; acquisition of long-term investment securities, which were Won 52.4 billion in the nine month period ended September 30, 2004, compared to Won 473.7 billion during the same period in 2003; and increase of trading securities, which were nil in the nine month period ended September 30, 2004, compared to Won 163.2 billion during the same period in 2003.

         Net Cash from Financing Activities. Financing activities used cash of Won 567.1 billion in the nine month period ended September 30, 2004, compared to using cash of Won 750.3 billion during the same period in 2003. Cash inflows from financing activities included net increase in issuance of bonds, which provided cash of Won 1,018.0 billion in the nine month period ended September 30, 2004, compared to Won 442.5 billion during the same period in 2003, and an increase in short-term borrowings, which provided cash of Won nil in the nine month period ended September 30, 2004, compared to using cash of Won 838.7 billion during the same period in 2003. Cash outflows for financing activities included, among other items, net repayment of short-term borrowing of Won 238.7 billion in the nine month period ended September 30, 2004, compared to nil during the same period in 2003; repayment of the current portion of long-term debt, which used cash of Won 868.4 billion in the nine month period ended September 30, 2004, compared to Won 471.5 billion during the same period in 2003; acquisition of treasury stock, which used cash of Won 2 million in the nine month period ended September 30, 2004, compared to Won 1,379.3 billion during the same period in 2003; and payment of dividends which used cash of Won
478.3 billion in the nine month period ended September 30, 2004, compared to Won
151.7 billion during the same period in 2003.

         The net increase in cash and cash equivalents was Won 26.5 billion in the nine month period ended September 30, 2004, compared to Won 2.1 billion during the same period in 2003.

         LONG TERM DEBT

         We had total non-consolidated long-term debt (excluding current portion and facility deposits) of Won 3,849.4 billion as of September 30, 2004 and Won 3,202.1 billion as of December 31, 2003. Our non-consolidated long-term debt as of September 30, 2004 included, among other items, bonds payable in the net amount of Won 2,727.5 billion, facility deposits of Won 33.3 billion, long-term payables of Won 574.0 billion and deferred income tax liabilities of Won 340.3 billion. Our non-consolidated long-term debt as of December 31, 2003 included, among other items, bonds payable in the net amount of Won 2,256.6 billion, facility deposits of Won 44.2 billion, long-term payables of Won 564.1 billion, deferred income tax liabilities of Won 242.1 billion and bank and institutional loans of Won 1.6 billion. As of September 30, 2004, substantially all of our foreign currency-denominated long-term debt was denominated in Dollars. Depreciation of the Won against the Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

         In June 2002 and December 2002, we sold Won 631.4 billion and Won 650.6 billion, respectively, of accounts receivable resulting from our mobile phone dealer financing plan to Nate First Special Purpose Company and Nate Second Special Purpose Company, respectively, in asset-backed securitization transactions, and recorded a loss on disposal of accounts receivable-other of Won 10.9 billion and Won 12.9 billion, respectively. Nate First Special Purpose Company and Nate Second Special Purpose Company were liquidated in August 2003 and April 2004, respectively.

         On September 4, 2003 and December 15, 2003, we sold Won 549.3 billion and Won 498.4 billion of accounts receivable resulting from our mobile phone dealer financing plan Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions, and recorded a loss on disposal of accounts receivable-other of Won 12.9 billion and Won 9.9 billion, respectively. In connection with these asset-backed securitization transactions, we have obligations to repurchase up to 13.3% and 13.2% of the receivables for Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, if receivables become past due for three months or the debtors become insolvent. At June 30, 2004, the uncollected balances of accounts receivable sold to Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company were Won 14.4 billion and Won 101.3 billion, respectively.

         In May, July, August and November 2002, we issued Won 500.0 billion, Won 200.0 billion, Won 200.0 billion and Won 300.0 billion principal amount of unsecured and unguaranteed Won-denominated bonds, respectively. These bonds mature in May 2005, July 2007, August 2007 and November 2007, and have an annual interest rate of 6.0%, 6.0%, 6.0% and 5.0%, respectively. We issued Won-denominated bonds with a principal amount of Won 300.0 billion, Won 150.0 billion and Won 250.0 billion in March, August and November 2003, respectively. These bonds mature in March 2008, August 2006 and November 2006, respectively, and have an annual interest rate of 5.0%.

         In March 2004, we issued Won-denominated bonds with a principal amount of Won 150.0 billion. These bonds will mature in 2009 and have an annual interest rate of 5.0%. We used the net proceeds from the sale of these bonds to repay commercial paper which matured at the end of March 2004.

         During the quarter ended June 30, 2004, we completed the following debt offerings:

         In April 2004, we issued notes in the principal amount of US$300,000,000 with a maturity of seven years and an interest rate of 4.25%. The proceeds from the offering in April 2004 were used to pay maturing debt.

         In May 2004, we issued Won-denominated notes in the principal amount of Won 150.0 billion with a maturity of five years and an interest rate of 5.0%. The proceeds of the Won-denominated note offering in May 2004 were used for our operations.

         On May 27, 2004, we issued our US$329,450,000 Zero Coupon Convertible Notes due 2009, pursuant to an indenture dated as of May 27, 2004 between us and Citibank, N.A. Holders of Zero Coupon Convertible Notes will have the right to convert their notes (or any portion thereof being US$100,000 in principal amount or an integral multiple of US$10,000 in excess thereof) into shares of our common stock at the initial conversion price of Won 235,625 per share, subject to adjustments for stock splits, dividends, sub-divisions and similar distributions, at any time on or after July 7, 2004 up to the close of business on May 13, 2009, subject to our right of redemption. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders' conversion rights. This will be deemed as the repurchase of treasury stock and cancellation thereof for the purposes of Korean law. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. We entered into a swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.

         During the quarter ended September 30, 2004, we did not complete any debt offerings.

         CAPITAL REQUIREMENTS AND RESOURCES

         We estimate that we will spend a total of approximately Won 1.7 trillion for capital expenditures in 2004, primarily for the expansion and upgrading of our CDMA 1xRTT network, for our initial investment in the satellite-based digital multimedia broadcasting (DMB) business, the roll-out of our W-CDMA network, and for the development and introduction of wireless data services. We have spent approximately Won 880 billion on capital expenditures in the nine month period ended September 30, 2004. Of the Won 1.7 trillion for capital expenditures in 2004, we plan to spend up to Won 800 billion, of which we have spent approximately Won 491 billion as of September 30, 2004, on capital expenditures related to expansion and improvement of our 95A/B and CDMA 1xRTT Network; Won 250 billion, of which we have spent approximately Won 62 billion as of September 30, 2004, on capital expenditures related to construction of our W-CDMA network and provision of W-CDMA services, which began service on a limited basis in Seoul at the end of 2003; and Won 600 billion, of which we have spent approximately Won 327 billion as of September 30, 2004, on other capital expenditures and projects. We may also make additional capital expenditure investments as opportunities arise. In addition, we may increase, reduce or suspend our planned capital expenditures for 2004 or change the timing and area of our capital expenditure spending in response to market conditions or for other reasons.

         In addition, we expect that construction of our new headquarters will be completed by the end of 2004. As a result, our capital expenditures related to construction of buildings are expected to decrease substantially starting next year.

         The actual scope and timing of our planned full nationwide roll-out of our W-CDMA network and expenditures related to the rollout will depend on several factors, including the availability of network equipment, progress on the development of dual band/dual mode handsets, ability to overcome technical problems currently affecting W-CDMA performance, adoption of CDMA 1xEV/DO service, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. At the time we applied for the W-CDMA license, we estimated that the construction of a nationwide W-CDMA network would require capital expenditures amounting to approximately Won 3.1 trillion over a six-year period. We have not subsequently revised or updated this estimate. Accordingly, our actual construction costs are likely to differ significantly from this original estimate. Our actual capital expenditures for the construction of the W-CDMA network will depend upon many factors, including the scope and timing of the network roll-out, whether W-CDMA technology is widely implemented worldwide (which could lower the cost of network equipment) and other factors. Our future capital expenditures will be fixed after we have reviewed the progress of the introduction and marketability of our W-CDMA service.

         In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite DMB business. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite, which is expected to be approximately Won 92.0 billion. We launched the satellite in March 2004. Although actual implementation of the satellite DMB business will depend on many factors, including government approvals that have yet to be obtained, our current expectations are to begin commercial service in the middle of the first half of 2005.

         From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

         As of December 31, 2003, our principal repayment obligations (on a consolidated basis) with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

                     TWELVE MONTHS ENDING DECEMBER 31, TOTAL
                              (In Billions of Won)


         2004.......................................   W  1,368.4
         2005.......................................        501.6
         2006.......................................        805.3
         Thereafter.................................      1,000.0

         We also intend to incur research and development expenses, which are influenced by the MIC, which makes annual recommendations concerning the level of our research and development spending. Our research and development expenses (including donations to research institutes and educational organizations) equaled 2.8% of operating revenue in 2003 and 2.8% of operating revenue for the nine month period ended September 30, 2004.

         We anticipate that capital expenditures, repayment of outstanding debt and research and development expenditures will represent our most significant use of funds during the remainder of 2004 and thereafter. To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. In particular, we expect that we will require external sources of financing to fund our construction of the W-CDMA network. We believe that these sources will be sufficient to fund our planned capital expenditures for the remainder of 2004. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

         No commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders' equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25% of the bank's shareholders' equity to any one borrower and to any person with whom the borrower shares a credit risk. We believe that we have never operated near our limit with any Korean commercial bank.

         We generally collect refundable, non-interest bearing deposits from our customers as a condition to activating their service. Subject to the approval of the MIC, we set the amounts to be collected for deposits for cellular services. Effective February 1, 1996, we generally require cellular subscribers to pay a facility deposit of Won 200,000. These deposits were an important source of interest-free capital for us and historically funded a substantial portion of our capital expenditures. Since 1997, we have been offering existing and new cellular subscribers the option of obtaining facility insurance from the Seoul Guarantee Insurance Company, instead of paying the facility deposit. In order to obtain this facility insurance, subscribers must meet Seoul Guarantee Insurance Company's credit requirements and pay a Won 10,000 premium for three years of coverage. Since August 1, 2002, SK Telecom has been paying initial premium for the first three years as well as renewal premium on behalf of the subscriber who elects to have facility insurance. For each defaulting insured subscriber, Seoul Guarantee Insurance Company reimburses us up to Won 350,000. We refund the facility deposit to any existing subscriber who elects to have facility insurance. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 44.2 billion as of December 31, 2003 to Won 33.3 billion as of September 30, 2004. We do not expect to have a significant amount of facility deposits available for capital expenditures in the future.

         DIVIDEND POLICY

         In 2004, we amended our articles of incorporation to permit payment of interim dividends in accordance with relevant laws. On July 23, 2004, SKT's board of directors approved the interim dividend rate of 1,000 Korean Won per common stock for the first half of fiscal year 2004. The shareholders who are registered in the SKT's shareholders registry as of June 30, 2004 were entitled to receive the interim dividends. The interim dividend was paid in August 2004. The total amount of the interim dividend paid was 73,614,296,000 Korean Won. The overall dividend payout ratio with respect to dividends for 2004 is currently expected to be up to 25% of net income from 2004.

         DERIVATIVE INSTRUMENTS

         In connection with the issuance of our US$300 million notes in April 2004, we entered into currency swap agreements and currency forward contracts with three banks to reduce our foreign currency exposure.

         In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 235,625 per share. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders' conversion rights. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. We entered into a swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.

         We may consider in the future entering into additional currency swap agreements, currency forward contracts transactions and other arrangements solely for hedging purposes.

OTHER INFORMATION

         As a condition to the approval of the merger of Shinsegi into SK Telecom in January 2002, the MIC imposed certain conditions on us. The MIC periodically reviews our compliance with the conditions to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition related to our acquisition of Shinsegi by providing subsidies to handset buyers. The advisory committee subsequently recommended that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against us for providing subsidies to handset buyers. On June 7, 2004, MIC imposed a Won
11.9 billion fine on us and extended the post-merger monitoring period until January 2007.

         On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. As of September 30, 2004, we had approximately 18.6 million subscribers, representing a market share of approximately 51.5%. If we are subject to additional market share limitations in the future, our ability to compete effectively will be impeded.

                              SK TELECOM CO., LTD.
                         NON-CONSOLIDATED BALANCE SHEETS
                    SEPTEMBER 30, 2004 AND DECEMBER 31, 2003



                                                                  In millions of Korean won
                                                               ----------------------------------
                                                                As of Dec. 31,     As of Sep 30,
ASSETS                                                               2003              2004
                                                               ---------------    ---------------
CURRENT ASSETS :
  Cash and cash equivalents                                    W        28,393    W        54,881
  Short-term financial instruments                                     100,513            159,884
  Trading securities                                                   858,739            420,376
  Current portion of long-term investment securities                    85,861             27,090

  Accounts receivable - trade (net of allowance
     for doubtful accounts of W67,424 million in 2004
     and W56,805 million in 2003)                                    1,438,836          1,359,706
  Short-term loans (net of allowance for doubtful
     accounts of W562 million in 2004 and
     W516 million in 2003)                                              51,102             55,694
  Accounts receivable - others (net of allowance
    for doubtful accounts of W16,172 million in 2004
    and W15,979 million in 2003)                                       811,496          1,785,905
  Inventories                                                            8,024             13,779
  Accrued income and others                                             77,742            105,018
                                                               ---------------    ---------------

  Total Current Assets                                               3,460,706          3,982,333
                                                               ---------------    ---------------

NON-CURRENT ASSETS :
  Property and equipment, net                                        4,551,626          4,397,871
  Intangible assets, net                                             3,600,268          3,438,343
  Long-term investment securities                                      855,195            915,350
  Equity securities accounted for using the equity method              563,539            796,387
  Long-term loans (net of allowance for doubtful
     accounts of W19,152 million in 2004 and
     W19,502 million in 2003)                                           41,591             26,169
  Guarantee deposits                                                   246,004            245,078
  Long-term deposits and others                                         57,030             84,994
                                                               ---------------    ---------------


  Total Non-Current Assets                                           9,915,253          9,904,193
                                                               ---------------    ---------------

TOTAL ASSETS                                                   W    13,375,959    W    13,886,526
                                                               ===============    ===============


(Continued)

                              SK TELECOM CO., LTD.
                   NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
                    SEPTEMBER 30, 2004 AND DECEMBER 31, 2003

                                                            In millions of Korean won
                                                       ---------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                   As of Dec. 31,      As of Sep 30,
                                                            2003               2004
                                                       --------------     --------------
CURRENT LIABILITIES :
  Accounts payable                                     W    1,117,835     W    1,011,729
  Short-term borrowings                                       728,669            490,000
  Income taxes payable                                        399,852            120,097
  Accrued expenses                                            401,245            402,091
  Current portion of long-term debt, net                    1,364,264            998,347
  Current portion of facility deposits                         10,824             14,491
  Others                                                      209,285            251,578
                                                       --------------     --------------

  Total Current Liabilities                                 4,231,974          3,288,332
                                                       --------------     --------------

LONG-TERM LIABILITIES :
  Bonds payable, net                                        2,256,644          2,727,513
  Long-term borrowings                                          1,633                 --
  Facility deposits                                            44,197             33,316
  Long-term payables - others, net of present value
    discount of W76,042 million in 2004                       564,119            573,958
    W85,881 million in 2003)
  Accrued severance indemnities, net                           63,663             96,390
  Deferred income tax liabilities                             242,057            340,269
  Others                                                       29,834             77,982
                                                       --------------     --------------

  Total Long-Term Liabilities                               3,202,147          3,849,428
                                                       --------------     --------------

  Total Liabilities                                         7,434,121          7,137,759
                                                       --------------     --------------

STOCKHOLDERS' EQUITY :
  Capital stock                                                44,639             44,639
  Capital surplus                                           2,915,964          2,983,166
  Retained earnings :
    Appropriated                                            4,743,822          4,733,936
    Unappropriated                                            396,527          1,074,700
  Capital adjustments :
    Treasury stock                                         (2,047,103)        (2,047,105)
    Unrealized loss on valuation of long-term
       investment securities                                 (156,948)          (134,612)
    Equity in capital adjustments of affiliates                41,196            125,843
    Stock options                                               3,742              4,565
    Unrealized loss on valuation of currency swap
                                                                   --            (36,367)
                                                       --------------     --------------

    Total Stockholders' Equity                              5,941,838          6,748,767
                                                       --------------     --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             W   13,375,959     W   13,886,526
                                                       ==============     ==============

                              SK TELECOM CO., LTD.
                      NON-CONSOLIDATED STATEMENTS OF INCOME
                  NINE MONTH ENDED SEPTEMBER 30, 2003 AND 2004

                                                                In millions of Korean won
                                                             ------------------------------
                                                                  2003             2004
                                                             -------------    -------------

OPERATING REVENUE                                            W   7,039,847    W   7,218,832
                                                             -------------    -------------

OPERATING EXPENSES
    Labor cost                                                     254,382          324,409
    Commissions paid                                             1,661,094        2,168,565
    Depreciation and amortization                                1,026,651        1,113,416
    Network interconnection                                        606,740          613,477
    Leased line                                                    225,261          266,597
    Advertising                                                    255,629          248,286
    Cost of goods sold                                              15,958            2,618
    Others                                                         606,229          716,264
                                                             -------------    -------------
    Sub-total                                                    4,651,945        5,453,631
                                                             -------------    -------------

OPERATING INCOME                                                 2,387,902        1,765,201
                                                             -------------    -------------

OTHER INCOME :
    Interest income                                                 46,714           52,590
    Dividends                                                       25,923           22,704
    Commissions                                                     72,674           24,356
    Foreign exchange and translation gains                          11,576           10,135
    Reversal of allowance for doubtful accounts                        161              453
    Gain on disposal of property and equipment                       1,449            1,629
    Equity in earnings of affiliates                                    --           58,240
    Others                                                          38,667           25,903
                                                             -------------    -------------
    Sub-total                                                      197,164          196,009
                                                             -------------    -------------

OTHER EXPENSES :
    Interest and discounts                                         284,241          235,477
    Donations                                                       12,421            7,656
    Foreign exchange and translation losses                          2,661            2,718
    Loss on disposal and impairment of property,
       equipment and intangible assets                              10,816            8,936
    Loss on impairment of long-term investment securities           18,717           12,782
    Loss on disposal of investment assets                               77              806
    Equity in losses of affiliates                                  18,063               --
    Others                                                          83,940           58,413
                                                             -------------    -------------
    Sub-total                                                      430,935          326,787
                                                             -------------    -------------

ORDINARY INCOME                                                  2,154,131        1,634,423

INCOME BEFORE INCOME TAXES                                       2,154,131        1,634,423

PROVISION FOR INCOME TAXES                                         644,611          487,643
                                                             -------------    -------------

NET INCOME                                                   W   1,509,520    W   1,146,780
                                                             =============    =============

                              SK TELECOM CO., LTD.
                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                  NINE MONTH ENDED SEPTEMBER 30, 2003 AND 2004

                                                                   In millions of Korean won
                                                               -------------------------------
                                                                    2003              2004
                                                               -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES :                         W   1,819,109     W   1,225,715
   Net income                                                      1,509,520         1,146,780
   Expenses not involving cash payments :                          1,261,842         1,324,995
     Depreciation and amotization                                  1,118,445         1,204,097
     interest expense                                                 23,492            31,511
     Provision for severance indemnities                              31,921            41,851
     Allowance for doubtful accounts                                  11,740            19,383
     Foreign translation loss                                          1,984             1,899
     Equity in losses of affiliates                                   18,063                --
     Loss on impairment of long-term investment  securities           18,717            12,782
     Loss on disposal and impairment of property,                         --                --
        and equipment and intangible assets                           10,816             8,936
     others                                                           26,663             4,535

   Income not involving cash receipts :                               13,526            66,393
     Foreign translation gain                                         10,675               175
     Reversal of allowance for doubtful accounts                         161               453
     Equity in earnings of affiliates                                     --            58,240
     Gain on disposal of property and equipment                        1,449             1,629
     others                                                            1,242             5,896

   Changes in assets and liabilities related to
      operating activities:                                         (938,727)       (1,179,666)
     Accounts receivable - trade                                    (110,962)           59,738
     Accounts receivable - others                                   (127,836)         (974,531)
     Accrued income and others                                       (42,318)           (7,100)
     Inventories                                                       4,656            (5,814)
     Accounts payable                                               (878,114)         (106,010)
     Accrued expenses                                                115,040               846
     Income taxes payable                                              3,224          (279,513)
     Current portion of facility deposits                             (3,392)            3,666
     Other current liabilities                                       100,921            50,220
     Deferred income taxes                                            11,832            97,970
     Severance indemnity payments                                    (11,779)          (19,139)

(Continued)

                              SK TELECOM CO., LTD.
              NON-CONSOLIDATED STATEMENTS OF CASH FLOWS(CONTINUED)
                  NINE MONTH ENDED SEPTEMBER 30, 2003 AND 2004

                                                                            In millions of Korean won
                                                                          -----------------------------
                                                                              2003             2004
                                                                          ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES :                                    W (1,066,717)    W   (632,115)

    Cash inflows from investing activities :                                   949,130          673,116
        Decrease in short-term financial instruments                                --               --
        Decrease in trading securities                                              --          440,894
        Decrease in current portion of long-term investment securities          43,006           62,371
        Decrease in short-term loans                                            33,260           60,197
        Decrease in long-term financial instruments                                  3           50,000
        Proceeds from sales of  long-term investment securities                731,469            1,426
        Proceeds from sales of equity securities accounted
           for using the equity method                                           3,440            2,710
        Decrease in long-term loans                                                650               --
        Decrease in guarantee deposits                                          31,270           17,915
        Decrease in other non-current assets                                    97,368           30,952
        Proceeds from disposal of property and equipment                         4,012            6,649
        Proceeds from disposal of intangible assets                              4,652                1

    Cash outflows for investing activities :                                 2,015,846        1,305,231
        Increase in short-term financial instruments                           208,279           60,946
        Increase of trading securities                                         163,234               --
        increase in current portion of long-term debt                           52,857               --
        Increase in short-term loans                                            17,701           43,744
        increase in long-term financial instruments                             50,003           60,000
        Increase in long-term loans                                                 61            5,338
        Acquisition of long-term investment securities                         473,720           52,406
        Acquisition of equity securities accounted for using
          the equity method                                                     30,648           95,252
        Increase in guarantee deposits and other non-current assets            147,945           85,995
        Acquisition of property and equipment                                  851,444          879,388
        Increase in intangible assets                                           19,955           21,161

(Continued)

                              SK TELECOM CO., LTD.
              NON-CONSOLIDATED STATEMENTS OF CASH FLOWS(CONTINUED)
                  NINE MONTH ENDED SEPTEMBER 30, 2003 AND 2004

                                                             In millions of Korean won
                                                         -------------------------------
                                                              2003              2004
                                                         -------------     -------------
CASH FLOWS FROM FINANCING ACTIVITIES :                   W    (750,267)    W    (567,113)
    Cash inflows from financing activities :                 1,283,019         1,034,342
       Increase in short-term borrowings                       838,669                --
       Issuance of bonds                                       442,472         1,018,020
       Others                                                    1,878            16,322

    Cash outflows for financing activities :                 2,033,286         1,601,455
       Repayment of short-term borrowings                           --           238,669
       Repayment of current portion of long-term debt          471,534           868,403
       Repayment of bonds                                       19,840                --
       Decrease in facility deposits                             1,246            10,880
       Payment of dividends                                    151,739           478,279
       Acquisition of treasury stock                         1,379,337                 2
       others                                                    9,590             5,222

NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                             2,125            26,488

CASH AND CASH EQUIVALENTS
    AT BEGINNING OF THE YEAR                                     6,228            28,393

NET INCREASE IN CASH AND CASH
    EQUIVALENTS FROM THE MERGED ENTITY                          43,224                --

CASH AND CASH EQUIVALENTS
                                                         -------------     -------------
    AT END OF THE PERIOD                                 W      51,577     W      54,881
                                                         =============     =============

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   SK TELECOM CO., LTD.

                                                   By    /s/ Dong Hyun Jang
                                                   -----------------------------
                                                   Name:  Dong Hyun Jang
                                                   Title: Vice President
Date: November 18, 2004


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